Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

                                                                                                                                TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF

May 23, 2008

Titan Trading Analytics Inc. Provides Infrastructure Updates

EDMONTON, ALBERTA –  (May 23, 2008) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) and its wholly owned subsidiary, Titan Trading USA, are pleased to report that the new Edmonton office backup power system, consisting of a short-term battery-powered UPS with a long-term 100kW diesel-powered electrical  backup, performed flawlessly during a recent multi-hour power failure test.

In addition, Titan has also developed a databank hosting 15 terabytes of NYSE and NASDAQ data extending as far back as 2004. Titan is using this database to run beta tests of its Tick Analyst Suite.  Currently it is now test analyzing several hundred thousand historical events per second on Titan’s proprietary models. In addition, the Titan Tick Analyst Suite is running tests on streaming real-time data with Titan’s proprietary indicators and filters, a process also known as Complex Event Processing (CEP).

CEO Ken Powell states, “With the development of this new facility, we are now able to meet or surpass the requirements for security, redundancy and backup demanded by even the most stringent hedge fund managers. These facilities will enable Titan to reliably deliver our CEP technology to the competitive marketplace.”

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, and other risks detailed from time-to-time in the Company's ongoing filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.